Exhibit (a)(6)
NEWS RELEASE
Nabors and Superior Well Services Announce
Expiration of HSR Waiting Period
Hamilton, Bermuda; Indiana, Pennsylvania, September 1, 2010 /PRNewswire — FirstCall — Nabors Industries Ltd. (Nabors) (NYSE: NBR) and Superior Well Services, Inc. (Superior Well Services) (NASDAQ: SWSI) today announced that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 relating to Nabors’ proposed acquisition of Superior Well Services has expired without a request for additional information from the U.S Department of Justice or the Federal Trade Commission.
The transaction remains subject to the results of the outstanding Offer to Purchase, dated August 11, 2010, which is currently scheduled to expire on Wednesday, September 8, 2010. As previously announced, holders of approximately 34% of Superior Well Services’ outstanding shares of common stock have entered into agreements agreeing to tender their shares. Following completion of the tender offer, Nabors will acquire any remaining shares of Superior Well Services through a second-step merger at the same price paid in the tender offer. Under the terms of the agreement approved by the boards of directors of both companies, the tender offer is conditioned on the tender of at least a majority of Superior Well Services’ shares calculated on a fully diluted basis and other customary closing conditions.
Important Additional Information has been Filled with the U.S. Securities and Exchange Commission
This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Superior Well Services common stock. The Offer to Purchase described in this press release and a Solicitation/Recommendation Statement have previously been filed with the SEC by Nabors and Superior Well Services respectively and INVESTORS AND SUPERIOR WELL SERVICES SECURITY HOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.
These documents and other documents filed by Nabors and Superior Well Services with the SEC are available at no charge on the website maintained by the SEC at www.sec.gov. They may also be obtained for free at www.nabors.com or by directing a request to Nabors Industries Ltd., C/O Nabors Corporate Services, Inc., 515 W. Greens Road, Houston, TX 77067, Attention: Investor Relations. The Solicitation/Recommendation Statement on Schedule 14D-9 may be obtained for free at www.swsi.com or by directing a request to Superior Well Services, Inc., 1380 Rt. 286 East, Suite #121, Indiana, PA 15701, Attention: Investor Relations.
Documentation relating to the tender offer has been mailed to Superior Well Services’ stockholders and may also be obtained at no charge by directing a request by mail to the information agent for the Offer, Georgeson Inc. at 199 Water Street, 26th Floor, New York, New York 10038 or by calling toll free at (866) 647-8869 or collect at (212) 440-9800 for banks and brokers.

None of the information included on any Internet Web site maintained by Nabors, Superior Well Services or any of their affiliates, or any other Internet Web site linked to any such Web site, is incorporated by reference in or otherwise made a part of this press release.
Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking statements” that are not limited to historical facts, but reflect Nabors’ and Superior Well Services’ current beliefs, expectations or intentions regarding future events. No assurance can be given that the acquisition of Superior Well Services by Nabors will be completed, that completion will not be delayed, or that Nabors will realize the anticipated benefits of the transaction. Risks could include the parties’ expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; any necessary approval of the proposed transaction by stockholders; the satisfaction of the closing conditions to the proposed transaction; the timing of the completion of the proposed transaction; the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive any required stockholder approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions; the possibility that the expected synergies will not be realized, or will not be realized within the expected time period; the impact of labor relations, global economic conditions, competitive actions taken by other companies, natural disasters, difficulties in integrating the two companies, or regulatory matters. Nabors and Superior Well Services caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Nabors’ and Superior Well Services’ most recently filed annual reports on Form 10-K, subsequent quarterly reports on Form 10-Q, recent current reports on Form 8-K, and other SEC filings. All subsequent written and oral forward-looking statements concerning Nabors, Superior Well Services the proposed transaction or other matters and attributable to Nabors or Superior Well Services or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither Nabors nor Superior Well Services undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.
Contacts:

Nabors Corporate Services, Inc.	Superior Well Services, Inc.
Dennis A. Smith	Christopher C. Peracchi
Director, Corporate Development	Director, Finance and Investor Relations
(281) 775-8038	(724) 403-9108